UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________
FORM 11-K

___________________________________________________________
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383

___________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2015	14

SIGNATURES	15

EXHIBIT:

Consent of Independent Registered Public Accounting Firm	16
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings
Plan Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Milwaukee, Wisconsin
June 8, 2016

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investment in Master Trust, at fair value (Note 3)	$2,607,959,328	$2,766,916,355
Receivables
Notes receivable from participants	19,271,491	18,956,751
Employer contributions	8,637,934	7,558,871
Total receivables	27,909,425	26,515,622
Total assets	2,635,868,753	2,793,431,977
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(4,552,819)	(8,808,901)
NET ASSETS AVAILABLE FOR BENEFITS	$2,631,315,934	$2,784,623,076
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,784,623,076	$2,746,914,249
ADDITIONS:
Income (loss):
Interest in income (loss) of Master Trust	(23,684,904)	140,298,487
Interest on notes receivable from participants	807,445	766,261
Total income (loss)	(22,877,459)	141,064,748
Contributions:
Employer	27,458,380	26,397,613
Employee	75,988,871	74,757,941
Other	5,930	24,589
Total contributions	103,453,181	101,180,143
Total additions	80,575,722	242,244,891
DEDUCTIONS:
Payments to participants or beneficiaries	231,386,240	202,553,305
Administrative expenses	2,496,624	1,982,759
Total deductions	233,882,864	204,536,064
NET (DECREASE) INCREASE	(153,307,142)	37,708,827
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,631,315,934	$2,784,623,076
See Notes to Financial Statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

a.
General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of lifecycle commingled pools, core investment options and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2015 and 2014 and is specific to the Plan.

b.
Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. Participants have an option to contribute to a traditional pre-tax option, traditional after-tax option, Roth 401(k) after-tax option, or a combination of the three.

Newly hired employees are automatically enrolled at a 3% pre-tax contribution rate after 30 days of employment.
Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participants. All Rockwell Automation matching contributions are made to the Rockwell Automation Stock Fund. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.
Employees hired after June 30, 2010 are eligible for a Non-Elective contribution to the Plan. The Non-Elective contribution is based on age and years of service as of December 31 each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year. These participants are also eligible for the matching contribution of 50% of the first 6% of base compensation contributed to the Plan by the participants.
The contribution schedule for the Non-Elective contribution is as follows:

Age + Years of Service	Company Contribution in % of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%

c.
Investment Elections - Participants may contribute to any or all of the funds that are available for investments in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Pyramis Index Lifecycle Funds, based on the participant’s projected retirement date. Participants can elect to use the investment services of an independent investment advisor (Financial Engines, Inc.). Financial Engines, Inc. offers two services - online advice for no direct fee and professional management for a fee. The professional management option allows Financial Engines, Inc. to direct the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan. Participants can opt out of the Financial Engines, Inc. programs or change their investment options at any time through the Trustee.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or losses from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions and earnings are 100% vested after the participant has completed three years of vesting service, attains the age of 65, or dies while an employee of Rockwell Automation, as defined in the Plan document.

f.
Notes Receivable From Participants - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month (certain historical loans may have terms in excess of 120 months). Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $102,226 and $525,128, respectively. During the years ended December 31, 2015 and 2014, Rockwell Automation’s contributions were reduced by $1,450,000 and $950,000, respectively, from forfeited nonvested accounts.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Valuation of Investments - The net assets of the Master Trust are stated at fair value. Benefit responsive investment contracts held in the Master Trust are then adjusted and stated at contract value. If available, quoted market prices are used to value investments. Quoted market prices are based on the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at bid quotations. In instances where quoted market prices are not available, securities are stated at fair value as determined by independent investment brokerage firms and insurance companies. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a separate account fund (the “Stable Value Fund”). The Statements of Net Assets Available for Benefits present the fair value of the investment in the separate account fund as well as the adjustment of the investment in the separate account fund from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.

b.	Notes Receivable From Participants – Notes receivable from participants are valued at their unpaid principal balance plus any accrued interest.

c.
Fair Value Measurements – Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.
Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

d.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

e.	Payment of Benefits - Benefits are recorded when paid.

f.
Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

g.
Subsequent Events – Management has evaluated the impact of all subsequent events through June 8, 2016, the date the Plan’s financial statements were available to be issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST
The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.
The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The net assets of the Master Trust at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Investments:
Mutual funds	$1,528,672	$95,339,504
Lifecycle commingled pools	627,935,654	673,394,399
Common collective trusts	699,208,353	598,521,436
Separate account funds	1,218,991,171	1,340,143,881
Brokerage accounts	64,287,989	63,429,627
Total investments at fair value	2,611,951,839	2,770,828,847
Accrued fees	(69,359)	(89,697)
Net assets at fair value	2,611,882,480	2,770,739,150
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(4,560,199)	(8,820,305)
Net assets	$2,607,322,281	$2,761,918,845

The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2015 and 2014.
Mutual funds – Valued at the closing price reported on the active market on which the individual funds are traded.
Lifecycle commingled pools – Valued at the net asset value (“NAV”) as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of units outstanding. The investment objective of these funds is to match performance of the appropriate custom target date fund index.
Brokerage accounts – Consist primarily of equity and fixed income investments valued at the most recent closing price reported on the market on which the individual securities are traded.
Separate account funds; Stable Value Fund – Valued at fair value, based on information provided by the Trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end. The fair value of the interests in the Stable Value Fund is based upon the net asset value of the fund reflecting all investments at fair value, including interests in fully benefit-responsive contracts as reported by the fund's manager.  The investment objective of the Stable Value Fund is to provide for preservation of capital, stability and predictability of returns.
Separate account funds; Rockwell Automation Stock Fund – Valued at the NAV of shares held at year end based on the fair value of the underlying investments, primarily Rockwell Automation common stock and short-term investments. The fund seeks to increase value of the participant investments over the long-term by investing in Rockwell Automation common stock. Short-term investments provide needed liquidity to the fund.
Separate account funds; Other – Valued at the NAV of shares held at year end based on the fair value of the underlying investments. The objective of these funds is to provide long-term capital growth and current income (Diversified Fund) and to outperform the benchmark Russell 2500 Index over the long-term (Small & Mid Cap Equity fund).
Common collective trusts – Valued at the NAV, as reported by the fund manager, based on the fair value of the underlying investments.  The investment objective of the funds is to match the performance, adjusted for investment fees, of the S&P 500 Index (Northern Trust S&P 500 Index Fund), Barclays Capital US Aggregate Bond Index (Northern Trust Collective Aggregate Index Bond Fund), and Morgan Stanley All Country World ex-US Investable Market Index (Northern Trust ACWI ex-US Investable Market Fund).
The lifecycle commingled pools, separate account funds, and common collective trusts provide daily liquidity; therefore, the redemption frequency is immediate for the participant, with no redemption notice period.  The funds do not have any unfunded commitments.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2015 and 2014:
Investments at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$9,627,996	$—	$—	$9,627,996
Common stocks	21,611,795	—	—	21,611,795
Mutual funds	32,456,119	—	—	32,456,119
Other	592,079	—	—	592,079
Total brokerage accounts	64,287,989	—	—	64,287,989
Separate account funds:
Rockwell Automation Stock Fund	271,495,881	—	—	271,495,881
Stable Value Fund	—	—	442,313,178	442,313,178
Other funds	505,182,112	—	—	505,182,112
Total separate account funds	776,677,993	—	442,313,178	1,218,991,171
Mutual funds	1,528,672	—	—	1,528,672
Lifecycle commingled pools	—	627,935,654	—	627,935,654
Common collective trusts	—	699,208,353	—	699,208,353
	$842,494,654	$1,327,144,007	$442,313,178	$2,611,951,839
Investments at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Brokerage accounts:
Cash	$8,778,084	$—	$—	$8,778,084
Common stocks	20,027,599	—	—	20,027,599
Mutual funds	33,400,570	—	—	33,400,570
Other	1,223,374	—	—	1,223,374
Total brokerage accounts	63,429,627	—	—	63,429,627
Separate account funds:
Rockwell Automation Stock Fund	310,050,685	—	—	310,050,685
Stable Value Fund	—	—	466,962,510	466,962,510
Other funds	563,130,686	—	—	563,130,686
Total separate account funds	873,181,371	—	466,962,510	1,340,143,881
Mutual funds	95,339,504	—	—	95,339,504
Lifecycle commingled pools	—	673,394,399	—	673,394,399
Common collective trusts	—	598,521,436	—	598,521,436
	$1,031,950,502	$1,271,915,835	$466,962,510	$2,770,828,847

The Stable Value Fund, a level 3 investment, was valued using an income approach, as described earlier in this footnote. Unobservable inputs impacting fair value primarily relate to discount rates of underlying contracts. These rates ranged from 1.91% to 1.92% in 2015 and 1.81% to 1.84% in 2014. Discount rates are determined based on inputs that market participants would use when pricing investments, including credit and liquidity risk. An increase in the discount rate would result in a decrease in fair value.
The table below sets forth a summary of changes in fair value of the Master Trust’s level 3 investments for the years ended December 31, 2015 and 2014:

	Separate Account Fund – Stable Value Fund	Separate Account Fund – Stable Value Fund
	December 31, 2015	December 31, 2014
Balance, beginning of year	$466,962,510	$503,118,958
Change in adjustment to fair value from contract value	(4,260,106)	(1,388,531)
Sales	(131,287,497)	(153,219,177)
Purchases	103,620,663	111,118,443
Interest	8,018,840	7,840,063
Fees	(741,232)	(507,246)
Balance, end of year	$442,313,178	$466,962,510
The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant NAV and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 1.80% and 1.72% at December 31, 2015 and 2014, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2015 and 2014 was 1.81% and 1.66%, respectively.
The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related separate account fund reported to the participating Plans by the Trustee. In determining the net assets, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the participating Plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plans' documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The management of the Master Trust does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

An issuer may terminate a GIC at any time. However, in the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, Trustee may elect to keep the GIC contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A GIC issuer may also terminate a GIC contract if Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the GIC contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating GIC provider would not be required to make a payment to the fund.
The Plan’s interest in the Stable Value Fund was approximately 99% at December 31, 2015 and 2014, respectively.
The net investment income (loss) of the Master Trust for the years ended December 31, 2015 and 2014 is summarized as follows:

	2015	2014
Interest	$10,250,281	$10,049,786
Dividends	7,177,696	7,794,044
Net (depreciation) appreciation in fair value of investments:
Mutual funds	(708,374)	(6,665,428)
Lifecycle commingled pools	(6,261,597)	38,633,880
Common collective trusts	5,493,523	45,385,838
Separate account funds	(35,511,350)	45,077,194
Brokerage accounts	(4,150,992)	163,007
Net investment (loss) income	$(23,710,813)	$140,438,321
The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 100% at December 31, 2015 and 2014. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized disproportionately less net (depreciation) appreciation in 2015 and 2014.
The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2015 and 2014 are as follows:

Description of Investment	2015	2014
Stable Value Fund	$442,313,178	$466,962,510
Diversified Fund	396,327,371	443,602,516
Rockwell Automation Stock Fund	271,495,881	310,050,685
Northern Trust S&P 500 Index Fund	352,186,636	355,020,598
Northern Trust Aggregate Bond Index Fund	146,991,383	142,364,665
Pyramis Index Lifecycle 2020 Class W	136,201,809	150,164,547
Pyramis Index Lifecycle 2025 Class W	138,076,301	145,108,798

4.	NON-PARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Net Assets, Beginning of Year *	$219,732,504	$262,445,252
Changes in net assets:
Contributions	20,274,626	19,803,548
Dividends	5,024,000	4,924,688
Net depreciation in fair value	(15,086,107)	(12,508,249)
Benefits paid to participants	(14,088,580)	(13,972,389)
Administrative expenses	(19,217)	(17,340)
Transfers	(24,937,796)	(40,947,669)
Adjustments	638	4,663
Total changes in net assets	(28,832,436)	(42,712,748)
Net Assets, End of Year *	$190,900,068	$219,732,504

*	These net assets are included in the Rockwell Automation Stock Fund in the Master Trust.

5.	TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed Rockwell Automation by letter dated April 25, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds and lifecycle funds managed by the Trustee. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2015 and 2014, the Master Trust held 2,610,944 and 2,750,951 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $79,875,328 and $73,621,401, respectively, and a fair value of $267,908,964 and $305,905,751, respectively.
During 2015 and 2014, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $7,098,796 and $6,879,653, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2015 Form 5500 Schedule H, Part I is presented below.

	2015	2014
Net assets available for benefits reported in the financial statements	$2,631,315,934	$2,784,623,076
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	4,552,819	8,808,901
Net assets reported on Form 5500	$2,635,868,753	$2,793,431,977

Reconciliation of net decrease in plan assets reported in the financial statements to the net loss reported on line 2(k) of the 2015 Form 5500 Schedule H, Part II is presented below.

2015
Net decrease in net assets available for benefits reported in the financial statements	$(153,307,142)
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	(4,256,082)
Net loss as reported on Form 5500	$(157,563,224)
*  *  *  *  *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2015
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
*	Fidelity Management Trust Company	Rockwell Automation, Inc. Defined Contribution Master Trust	$2,211,449,873	$2,607,959,328
*	Various	Loans from participants; rates ranging between 4.25% and 9.25%, due 2016 to 2033	—	19,271,491
	Total assets (held at end of year)		$2,211,449,873	$2,627,230,819

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

By	/s/ Teresa E. Carpenter
Teresa E. Carpenter
Plan Administrator
Date: June 8, 2016

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements No. 333-184400 and 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 8, 2016, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for the year ended December 31, 2015.
/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Milwaukee, Wisconsin
June 8, 2016